ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

02015348

SUPPL

Your reference: File No. 82-5089

Our reference:

Date: February 19, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich North America Canada sells its life business to Manulife Financial" dated February 18, 2002.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Departement

per I. Haberling

Irene Klauer

dlw 2/26

Enclosure

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 20 2002
WASH. D.C.
354

News Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich North America Canada sells its life business to Manulife Financial

Zurich, February 18, 2002. – Manulife Financial and Zurich North America Canada have signed an agreement under which Manulife Financial will acquire all of the outstanding shares of Zurich Life Insurance Company of Canada (Zurich Life).

Under the agreement, subject to regulatory approvals, Manulife will acquire Zurich Life Canada, including its individual life insurance and associated blocks of wealth management, individual annuity, segregated fund, and group pension businesses, the companies announced today. A purchase price has not been disclosed for the transaction, which is expected to close by March 25, 2002.

"For Zurich North America Canada, the sale reflects the continuation of our overall strategy to focus on key businesses in the corporate and large commercial area where the company can develop a sustainable competitive advantage," said Barry J. Gilway, President and Chief Executive Officer of Zurich North America Canada. "We are committed to ensuring that our clients continue to receive high-quality service and are very pleased that Manulife Financial is the purchaser of our individual life insurance business in Canada, since they share our passion for service and providing clients with a broad array of products and services."

"This agreement will add a significant amount of high-quality business to our Canadian operations," said Bruce Gordon, Manulife Financial Executive Vice President of Canadian operations. "It provides an excellent opportunity to significantly broaden Manulife's position in the individual life insurance market, while providing Zurich Life's customers with access to the products and services of one of Canada's leading financial services companies."

ZURICH
FINANCIAL SERVICES

Zurich and Manulife have a well-established business relationship, having previously announced a strategic distribution alliance in December 2000, as well as the sale of Zurich Life's group life and health employee benefits business to Manulife in April 2001.

This transaction and the sale of Zurich's Canadian personal and group P&C insurance operations to ING (see press release from November 11, 2001), are in line with Zurich North America Canada's strategy to focus on core businesses in the corporate and large commercial areas where it can develop a sustainable competitive advantage.

Profile Zurich North America Canada

Zurich North America Canada (www.zurichcanada.com) is part of Zurich North America, a business division of Zurich Financial Services Group. It is a leader in the corporate customer market. Zurich has served the Canadian market for more than 75 years and currently employs 600 people.

Profile Manulife Financial

Manulife Financial (www.manulife.com) is a leading Canadian-based financial services group operating in 15 countries and territories worldwide. Through its extensive network of employees, agents and distribution partners, Manulife Financial offers clients a diverse range of financial protection products and wealth management services. Funds under management by Manulife Financial were Cdn$142.2 billion as at December 31, 2001. Manulife Financial Corporation trades as 'MFC' on the TSE, NYSE and PSE, and under '0945' on the SEHK.

For further information please contact:
Zurich Financial Services, Media and PR,
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41